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February 10, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Rolf Sundwall
Bonnie Baynes
Jessica Livingston
John Dana Brown

Re:	Brookfield Asset Management Reinsurance Partners Ltd.

Amendment No. 1 to the Draft Registration Statement on Form F-1

Submitted February 10, 2021

CIK. No. 0001837429

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Brookfield Asset Management Reinsurance Partners Ltd. (the “Company”) and Brookfield Asset Management Inc. (“BAM,” and together with the Company, the “Registrants”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated January 26, 2021, relating to the Draft Registration Statement on Form F-1 of the Registrants confidentially submitted to the Commission on December 29, 2020 (the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being confidentially submitted concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Registrants have revised the Registration Statement in Amendment No. 1 to update other disclosure. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 1.

Draft Registration Statement on Form F-1

Cover Page

1.

Please clarify your discussion of shareholder approvals on the cover page to state that all matters that require shareholder approval must also be approved by the holder of the class B shares. Add appropriate risk factor disclosure regarding this or advise.

In response to the Staff’s comment, the Registrants have revised the cover page of the prospectus and the risk factor “Individuals who are members of the Partnership, and certain executives of Brookfield Asset Management, will exercise influence over our company” on page 59 of Amendment No. 1.

February 10, 2021

Questions and Answers Regarding the Special Dividend

Will there be any significant shareholders of our company after the special dividend?, page 13

2.

Please expand to clarify the percentage voting interests of these significant shareholders as to both their Class A and Class B Shares and to disclose that the Class B Shareholders will have the right to elect half the Board.

In response to the Staff’s comment, the Registrants have revised the disclosure on page 13 of Amendment No. 1.

Summary

Summary of Risk Factors

Risks relating to the class A exchangeable shares, page 25

3.

Please expand to highlight that holders of class A exchangeable shares will not have a right to elect whether to receive Brookfield Class A Shares when they request an exchange. Also clarify, if true, that such holders will not know what form of payment they will receive when they request an exchange.

In response to the Staff’s comment, the Registrants have revised the Summary of Risk Factors on page 26 of Amendment No. 1.

The Special Dividend

Transactions Occurring Prior to the Special Dividend, page 68

4.

We note disclosure here, on page 80 under “(2) Class A exchangeable shares” and elsewhere that Brookfield Asset Management will receive Class A exchangeable shares in your company and note disclosures elsewhere that Brookfield Asset Management will not own any voting shares or Class A exchangeable shares in your company. Please add language clarifying that immediately following the distribution of the Special Dividend, Brookfield Asset Management will not own any Class A exchangeable shares or other voting shares in Brookfield Asset Management Reinsurance Partners Ltd. or advise.

In response to the Staff’s comment, the Registrants have clarified the disclosure on pages 70 and 83 of Amendment No. 1.

Corporate Structure, page 75

5.

Please expand the narrative and diagram of the corporate structure after completion of the special dividend to include the percentage of economic and voting interest to be held by each of the share classes and to also disclose the ownership interest and voting power Class B shareholders will have in the Class A Exchangeable shares immediately following the special dividend.

The Registrants acknowledge the Staff’s comment and note that the economic and voting interest to be held by each of the share classes of the Company after the completion of the special dividend is not readily quantifiable in percentage terms. The Registrants have instead revised the narrative to the corporate structure diagram on pages 23 and 77 of Amendment No. 1 to add a description of the economic value and voting rights attached to each class of the Company’s capital.

Description of Our Share Capital, page 144

6.

We note your disclosure in the Risk Factors and under Comparison of the OBCA and the Bermuda Act. Please revise the description of the company’s share capital to disclose your exclusive forum provisions, clearly describing any risks or other impacts on investors, any uncertainty about enforceability and whether they apply to federal securities law claims.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 153 to 154 of Amendment No. 1.

February 10, 2021

Security Ownership, page 173

7.	Please expand the table to include ownership of the Class B and Class C shares.

In response to the Staff’s comment, the Registrants have revised the table on page 177 of Amendment No. 1.

Consolidated Financial Statements, page F-1

8.

We note your incorporation outside of the U.S. on page F-53. Please note that the audited financial statements of foreign private issuers should be as of a date within 12 or 15 months of the date of filing and upon the date of effectiveness of your initial public offering as specified in Item 8.A.4 of Form 20-F. Also refer to Instructions to Item 8.A.4.

The Registrants acknowledge the Staff’s comment and confirm that they will provide audited financial statements and the corresponding MD&A for the year ended December 31, 2020, and will provide the Staff with sufficient time to review such disclosure, prior to requesting effectiveness of the Registration Statement.

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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 880-6363.

Sincerely,

TORYS LLP

/s/ Mile T. Kurta
Mile T. Kurta

cc:

Sachin Shah, Chief Executive Officer

Brookfield Asset Management Reinsurance Partners Ltd.